Exhibit 99.3

The Polestar Group

Unaudited Condensed Consolidated Financial Statements as of September 30, 2022 and for

the Three and Nine Months Ended September 30, 2022 and 2021

The Polestar Group

Index to unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars except per share data and unless otherwise stated)

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the Three and Nine Months Ended September 30, 2022 and 2021	3

Unaudited Condensed Consolidated Statement of Financial Position as of September 30, 2022 and December 31, 2021	4-5

Unaudited Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2022 and 2021	6

Unaudited Condensed Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2022	7

Notes to Unaudited Condensed Consolidated Financial Statements	8-41

The Polestar Group

Unaudited Condensed Consolidated Statement of Income and Comprehensive Income (Loss)

(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Income (Loss)		For the three months ended September 30,		For the nine months ended September 30,
	Note	2022	2021	2022	2021
Revenue	2	435,449	212,896	1,476,746	747,674
Cost of sales		(431,390)	(247,647)	(1,419,271)	(746,614)

Gross profit (loss)		4,059	(34,751)	57,475	1,060

Selling, general, and administrative expense		(178,643)	(199,290)	(625,424)	(478,144)
Research and development expense		(24,598)	(50,529)	(123,353)	(157,400)
Other operating income (expense), net		2,781	(8,291)	(17,961)	(23,060)
Listing expense	9	—	—	(372,318)	—

Operating loss		(196,401)	(292,861)	(1,081,581)	(657,544)

Finance income		711	9,606	1,485	24,801
Finance expense		(60,539)	(16,135)	(111,966)	(28,511)
Fair value change - Earn-out rights	9	546,961	—	965,668	—
Fair value change - Class C Shares	9	14,059	—	35,590	—

Income (loss) before income taxes		304,791	(299,390)	(190,804)	(661,254)

Income tax expense		(5,404)	(3,058)	(12,543)	(9,414)

Net income (loss)		299,387	(302,448)	(203,347)	(670,668)

Net income (loss) per share (in U.S. dollars)	4
Basic		0.14	(1.30)	(0.22)	(2.94)
Diluted		0.14	(1.30)	(0.22)	(2.94)
Consolidated Statement of Comprehensive Income (Loss)
Net income (loss)		299,387	(302,448)	(203,347)	(670,668)
Other comprehensive income (loss):
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		4,688	(10,965)	15,347	(29,257)

Total other comprehensive income (loss)		4,688	(10,965)	15,347	(29,257)

Total comprehensive income (loss)		304,075	(313,413)	(188,000)	(699,925)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	September 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	5	1,299,877	1,368,356
Property, plant, and equipment		255,917	208,193
Vehicles under operating leases	3	88,973	120,626
Deferred tax asset		—	3,850
Other investments	10	2,185	—
Other non-current assets		2,211	1,682
Total non-current assets		1,649,163	1,702,707

Current assets
Cash and cash equivalents		988,259	756,677
Marketable securities		—	1,258
Trade receivables		102,117	157,753
Trade receivables - related parties	8	117,337	14,688
Accrued income - related parties	8	3,372	5,103
Inventories		686,572	545,743
Current tax assets		5,962	5,562
Other current assets		96,680	120,202

Total current assets		2,000,299	1,606,986

Total assets		3,649,462	3,309,693

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	September 30, 2022	December 31, 2021
Equity	6
Share capital		(21,090)	(1,865,909)
Other contributed capital		(3,581,360)	(35,231)
Foreign currency translation reserve		1,437	16,784
Accumulated deficit		3,464,333	1,761,860

Total equity		(136,680)	(122,496)

Liabilities
Non-current liabilities
Contract liabilities	2	(36,283)	(28,922)
Deferred tax liabilities		(463)	(509)
Other non-current provisions		(66,738)	(38,711)
Other non-current liabilities		—	(11,764)
Earn-out liability	9, 10	(534,970)	—
Other non-current interest-bearing liabilities	3	(61,992)	(66,575)

Total non-current liabilities		(700,446)	(146,481)

Current liabilities
Trade payables		(65,235)	(114,296)
Trade payables - related parties	8	(817,780)	(1,427,678)
Accrued expenses - related parties	8	(171,540)	(315,756)
Advance payments from customers		(47,082)	(36,415)
Current provisions		(47,781)	(44,042)
Liabilities to credit institutions	7	(1,176,582)	(642,338)
Current tax liabilities		(5,222)	(13,089)
Interest-bearing current liabilities	3	(16,936)	(10,283)
Interest-bearing current liabilities - related parties	8	(8,986)	(13,789)
Contract liabilities	2	(45,621)	(58,368)
Class C Shares liability	9, 10	(27,500)	—
Other current liabilities		(314,604)	(364,662)
Other current liabilities - related parties	8	(67,467)	—

Total current liabilities		(2,812,336)	(3,040,716)

Total liabilities		(3,512,782)	(3,187,197)

Total equity and liabilities		(3,649,462)	(3,309,693)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

		For the nine months ended September 30,
	Note	2022	2021
Cash flows from operating activities
Net loss		(203,347)	(670,668)
Adjustments to reconcile Net loss to net cash flows
Depreciation and amortization		140,063	184,431
Finance income		(1,485)	(24,801)
Finance expense		111,966	28,511
Fair value change - Earn-out rights		(965,668)	—
Fair value change - Class C Shares		(35,590)	—
Listing expense	9	372,318	—
Income tax expense		12,543	9,414
Other non-cash expense and income, net		12,497	43,243
Change in operating assets and liabilities
Inventories		(311,154)	(145,378)
Vehicles under operating leases	3	17,722	(59,552)
Contract liabilities	2	(16,390)	34,218
Trade receivables, prepaid expenses and other assets		(43,458)	210,426
Trade payables, accrued expenses and other liabilities		(60,645)	244,442
Interest received		1,485	1,082
Interest paid		(37,075)	(6,367)
Taxes paid		(17,207)	(4,079)

Cash used for operating activities		(1,023,425)	(155,078)

Cash flows from investing activities
Additions to property, plant and equipment		(7,452)	(24,807)
Additions to intangible assets	5	(642,846)	(47,364)
Additions to other investments		(2,480)	—

Cash used for investing activities		(652,778)	(72,171)

Cash flows from financing activities
Change in restricted cash		—	50,225
Proceeds from short-term borrowings	7	1,555,201	250,313
Principal repayments of short-term borrowings	7	(957,186)	(341,863)
Principal repayments of lease liabilities	3	(11,332)	(4,460)
Proceeds from the issuance of share capital and other contributed capital	1	1,417,973	585,231
Transaction costs	1	(38,903)	(2,843)

Cash provided by financing activities		1,965,753	536,603

Effect of foreign exchange rate changes on cash and cash equivalents		(57,968)	(18,706)

Net increase in cash and cash equivalents		231,582	290,648

Cash and cash equivalents at beginning of period		756,677	316,424

Cash and cash equivalents at end of period		988,259	607,072

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

The Polestar Group

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of December 31, 2020		1,318,752	—	16,365	(754,406)	580,711
Net loss		—	—	—	(670,668)	(670,668)
Other comprehensive loss		—	—	(29,257)	—	(29,257)

Total comprehensive loss		—	—	(29,257)	(670,668)	(699,925)

Shareholders’ contribution		—	35,231	—	—	35,231
Issuance of new shares, net		547,157	—	—	—	547,157

Balance as of September 30, 2021		1,865,909	35,231	(12,892)	(1,425,074)	463,174

Balance as of December 31, 2021		1,865,909	35,231	(16,784)	(1,761,860)	122,496
Net loss		—	—	—	(203,347)	(203,347)
Other comprehensive loss		—	—	15,347	—	15,347

Total comprehensive loss		—	—	15,347	(203,347)	(188,000)

Merger with Gores Guggenheim Inc.	9	21,090	1,673,322	—	(1,500,638)	193,774
Changes in the consolidated group	9	(1,865,909)	1,865,909	—	1,512	1,512
Equity-settled share-based payment	11	—	6,898	—	—	6,898

Balance as of September 30, 2022		21,090	3,581,360	(1,437)	(3,464,333)	136,680

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent” or “ListCo”), together with its subsidiaries, hereafter referred to as “Polestar”, “Polestar Group,” and the “Group”, is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialization of battery electric vehicles, technologies, and services. Polestar Group operates in 27 markets across Europe, North America, and Asia. Global headquarters is located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.

Merger with Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (“GGI”) was a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or a similar business combination. GGI was incorporated in Delaware on December 21, 2021 and completed its initial public offering (“IPO”) on March 25, 2021.

On September 27, 2021, GGI entered into a Business Combination Agreement (“BCA”) with Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Former Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, Polestar Automotive Holding UK Limited, a limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of the Former Parent, and PAH UK Merger Sub Inc., a Delaware corporate and a direct wholly owned subsidiary of ListCo (“US Merger Sub”).

On June 23, 2022 (“Closing”), the Former Parent consummated a reverse recapitalization pursuant to the terms and conditions of the BCA. At the Closing, Polestar Holding AB and its subsidiaries became wholly owned subsidiaries of ListCo. US Merger Sub merged with GGI, pursuant to which the separate corporate existence of US Merger Sub ceased and GGI became a wholly owned subsidiary of ListCo. Simultaneously, the following events occurred:

•	the Convertible Notes of the Former Parent outstanding immediately prior to the Closing were automatically converted into 4,306,466 Class A Shares in ListCo;

•

the Former Parent was separated from Polestar Group and issued 294,877,349 Class A Shares in ListCo, 1,642,233,575 Class B Shares in ListCo, and the right to receive an earn out of a variable number of additional Class A Shares and Class B Shares, depending on the daily volume weighted average price of Class A Shares in the future;

•

all GGI units outstanding immediately prior to the Closing held by GGI stockholders were automatically separated and the holder was deemed to hold one share of GGI Class A Common Stock and one-fifth of a GGI Public Warrant;

•	all GGI Class A Common Stock issued and outstanding, other than those held in treasury, were exchanged for 65,389,140 Class A Shares in ListCo;

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•	all GGI Class F Common Stock issued and outstanding, other than those held in treasury, were exchanged for 18,459,165 Class A Shares in ListCo;

•	all GGI Common Stock held in treasury were canceled and extinguished without consideration;

•

all GGI Public Warrants issued and outstanding immediately prior to the Closing were exchanged for 15,999,965 Class C-1 Shares in ListCo with effectively the same terms as the GGI Public Warrants and are exercisable for Class A Shares in ListCo;

•

all GGI Private Warrants issued and outstanding immediately prior to the Closing were exchanged for 9,000,000 Class C-2 Shares in ListCo with effectively the same terms as the GGI Private Warrants and are exercisable for Class A Shares in ListCo;

•

pursuant to the PIPE Subscription Agreements, third-party investors purchased 25,423,445 Class A Shares in ListCo and Volvo Cars purchased 1,117,390 Class A Shares in ListCo, for a total of 26,540,835 Class A Shares in ListCo for an aggregate total of $250,000; and

•

pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars purchased 58,882,610 Preference Shares in ListCo for an aggregate total of $588,826 which automatically converted to Class A Shares in ListCo thereafter.

The merger with GGI, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from the PIPE Subscription Agreements, and $588,826 was sourced from the Volvo Cars Preference Subscription Agreement. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross proceeds raised. The merger was accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”). Refer to Note 9 - Reverse recapitalization for additional information on the reverse recapitalization.

Immediately following the closing of the transaction, ListCo changed its name to Polestar Automotive Holding UK PLC and began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) under the ticker symbol PSNY.

As of September 30, 2022, the Former Parent (including also direct ownership by Volvo Cars owns 94.7% of the Group. The remaining 5.3% is owned by external investors.

Basis of preparation

The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”). For financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.

Going concern

Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management’s 2022-2025 business plan.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, and extended trade credit from related parties. Since inception, Polestar Group has primarily generated recurring operating losses and negative operating and investing cash flows. Operating losses for the three months ended September 30, 2022 and 2021 amounted to $196,401 and $292,861, respectively. Operating losses for the nine months ended September 30, 2022 and 2021 amounted to $1,081,581 and $657,544, respectively.

Negative operating and investing cash flows for the nine months ended September 30, 2022 and 2021 amounted to $1,676,203 and $227,249, respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near-future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2022-2025 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, shareholder loans, long-term loan arrangements, and new share issuances. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If these financing endeavors are not successful or sufficient enough to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means. Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Adoption of new and revised standards

Management concluded the adoption of new and revised accounting pronouncements has not and will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the nine months ended September 30, 2022 will not have a material impact to the Group’s Unaudited Condensed Consolidated Financial Statements. For a detailed assessment of the Group’s adoption of new and revised standards, refer to Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on June 29, 2022.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Presentation, basis of consolidation, segment reporting, and foreign currency

For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

The following tables show the breakdown of the Group’s revenue from external customers and non-current assets (i.e., property, plant, and equipment (“PPE”), intangibles, goodwill, vehicles under operating leases and other investments) by geographical location:

	For the three months ended September 30,		For the nine months ended September 30,
Revenue	2022	2021	2022	2021
USA	103,020	49,258	317,251	80,844
Sweden	67,681	16,453	222,838	110,024
United Kingdom	49,992	36,742	187,209	127,427
Germany	52,182	22,843	154,391	81,683
Norway	25,599	30,379	142,121	167,340
Korea	48,775	—	92,516	—
Netherlands	11,583	17,089	67,520	64,045
Belgium	8,825	9,015	51,533	35,231
Canada	24,002	3,455	48,171	10,735
Denmark	6,613	14,967	45,544	16,724
China	2,889	4,131	34,532	20,350
Other regions[1]	34,288	8,564	113,120	33,271

Total	435,449	212,896	1,476,746	747,674

1 - Revenue: Other regions primarily consist of Austria, Switzerland, Finland, and Australia in 2022. Other regions primarily consist of Switzerland in 2021.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	As of September 30, 2022	As of December 31, 2021
Non-current assets[2]
Sweden	1,052,930	954,842
China	500,520	637,900
USA	49,394	64,072
Germany	22,590	24,009
Belgium	3,234	1,571
Canada	3,055	3,139
Netherlands	2,333	2,541
United Kingdom	2,190	2,484
Norway	2,047	1,660
Other regions[3]	8,659	4,958

Total	1,646,952	1,697,176

2 - Non-current assets; excluded Other non-current assets.

3 - Non-current assets: Other regions primarily consist of Switzerland, Austria and Denmark in 2022 and Switzerland and Austria in 2021.

Accounting policies

Polestar Group continues to apply the same accounting policies, methods, estimates and judgements as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. Additions to these accounting policies and methods due to new events that occurred during the nine months ended September 30, 2022 are described below.

Earnings per share

Basic earnings per share is calculated by dividing the net income or loss for the period by the weighted average number of Class A Shares and Class B Shares in ListCo outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled share-based payments	Treasury share[1]

Class C Shares	Treasury share

Earn-out Rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period

Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period

1

- The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.

Share-based payments

Share-based payments qualify as either cash-settled or equity-settled transactions, depending on the nature of their settlement terms. When the participant has the option for cash or equity settlement, the awards are classified as a compound financial instrument consisting of an equity and a financial liability component. When the Group has the option for cash or equity settlement, the awards are classified as equity-settled unless the Group has the obligation to settle in cash (i.e., the award provides the participant with a put option to the Group).

Cash settled share-based payment awards are recognized as a financial liability at their fair value on the date of grant and remeasured at each reporting date until the date of settlement, with changes in fair value recognized in profit and loss. Equity-settled share-based payment awards are recognized in equity using the fair value as of the date of grant and not remeasured thereafter. The expense associated with share-based payments is recognized over the period in which services are provided by the participant, immediately if services are deemed to have already been provided by the participant, or a combination thereof if services were already provided and the participant will continue to provide services over a future period. Share-based payment expenses are recorded in the functional cost category of the Unaudited Condensed Consolidated Statement of Income and Comprehensive Income (Loss) that corresponds with the nature of the services provided.

During the nine months ended September 30, 2022, the Group granted equity settled share-based payments to employees in the form of free shares, restricted stock units (“RSU”), and performance stock units (“PSU”) through the 2022 Omnibus Incentive Plan. The Group also granted equity settled share-based payments in exchange for certain marketing services through November 1, 2023 and the service of a public listing of the Group on the Nasdaq through the merger with GGI. Refer to Note 9 - Reverse recapitalization for detail on the merger with GGI. Refer to Note 11 - Share-based payments for more detail on the 2022 Omnibus Incentive Plan and marketing service agreement.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Details of new critical estimates and judgements which the Group considers to have a significant impact on these Unaudited Condensed Consolidated Financial Statements are set out below and the corresponding impacts can be seen in the following notes:

a) Valuation of the financial liability for the Class C-1 Shares and Class C-2 Shares (collectively, “Class C Shares”) - refer to Note 9 - Reverse recapitalization.

b) Valuation of the financial liability for the Former Parent’s contingent earn out right - refer to Note 9 - Reverse recapitalization.

Actual results could differ materially from those estimates using different assumptions or under different conditions.

Fair value measurement

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares

The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of September 30, 2022, the fair value of the Class C-2 Shares was determined to equal approximately $9,900 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $1.10 per share, an implied volatility of 88.8%, a risk-free rate of 4.04%, a dividend yield of nil, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 9 - Reverse recapitalization for more detail on the Class C-2 Shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights

The Former Parent’s contingent earn out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn out is determined using a Monte Carlo simulation that incorporates a term of 5.23 years, the five earn-out tranches, and the probability of the Class A Shares in ListCo reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of September 30, 2022, the fair value of the earn-out was determined to equal approximately $534,970 by leveraging an implied volatility of 70% and a risk-free rate of 4.01%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 9 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.

Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan

The fair value of the RSUs granted was determined by reference to the Group’s share price of $6.72 on the grant date (i.e., $6.72 per RSU). The fair value of PSUs granted was determined by calculating the weighted-average fair value of the 214,705 units linked to market-based vesting conditions and the 644,116 units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s share price of $6.72 on the grant date (i.e., $6.72 per unit). The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. The fair value per unit of the units linked to non-market-based vesting conditions was determined to be $7.93 by leveraging an implied volatility of 70%, a peer group historical average volatility of 81.9%, a risk-free rate of 3.5%, a simulation term of 2.3 years, a dividend yield of nil, and a 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $7.02. Refer to Note 11 - Share-based payments for more detail on the 2022 Omnibus Incentive Plan.

Note 2 - Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Sales of vehicles and related services[1]	425,299	204,869	1,442,116	722,152
Sales of software and performance engineered kits	4,451	5,537	15,313	19,817
Sales of carbon credits	162	—	1,475	—
Vehicle leasing revenue	4,559	2,001	12,493	2,155
Other revenue	978	489	5,349	3,550

Total	435,449	212,896	1,476,746	747,674

1 - Revenue related to sale of vehicles are inclusive of extended and connected services recognized over time.

For the three and nine months ended September 30, 2022 and 2021, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles.

For the three and nine months ended September 30, 2022, no sole customer, that are not related parties, exceeded 10% of total revenue. The Group’s two largest customers that are not related parties accounted for $95,148 (12.73%) and $82,867 (11.08%) of revenue, respectively, for the three and nine months ended September 2021. Refer to Note 8 - Related party transactions for further details on revenues from related parties.

Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected services	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2022	24,702	23,680	18,593	20,315	87,290
Provided for during the period	49,410	19,408	10,215	6,964	85,997
Settled during the period	(54,478)	—	—	—	(54,478)
Released during the period	—	(8,818)	(2,535)	(16,226)	(27,579)
Translation differences and other	(1,220)	(3,957)	(2,874)	(1,275)	(9,326)

Balance as of September 30, 2022	18,414	30,313	23,399	9,778	81,904

of which current	18,414	14,999	3,412	8,796	45,621
of which non-current	—	15,314	19,987	982	36,283

As of September 30, 2022, contract liabilities amounted to $81,904, of which $18,414 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $63,490 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 3 - Leases

The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2022	45,113	50,099	95,212
Additions	31,957	—	31,957
Reclassification	—	(847)	(847)
Effect of foreign currency exchange rate differences	(9,366)	(5,312)	(14,678)

Balance as of September 30, 2022	67,704	43,940	111,644

Accumulated depreciation
Balance as of January 1, 2022	(10,159)	(15,447)	(25,606)
Depreciation expense	(8,755)	(6,054)	(14,809)
Reclassification	—	847	847
Effect of foreign currency exchange rate differences	1,840	2,052	3,892

Balance as of September 30, 2022	(17,074)	(18,602)	(35,676)

Carrying amount as of September 30, 2022	50,630	25,338	75,968

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Income and Comprehensive Income (Loss) are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Expense relating to short-term leases	487	79	1,322	208
Expense relating to leases of low value assets	1,031	1,103	2,942	3,139
Interest expense on leases	698	540	2,398	1,689
Income from sub-lease right of use assets	274	234	889	234

The current and non-current portion of the Group’s lease liabilities are as follows:

	As of September 30, 2022	As of December 31, 2021
Current lease liability	16,936	10,250
Non-current lease liability	61,992	66,575

Total	78,928	76,825

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of September 30, 2022	As of December 31, 2021
Within 1 year	16,936	10,250
Between 1 and 2 years	18,396	11,715
Between 2 and 3 years	17,237	10,375
Between 3 and 4 years	8,594	8,596
Between 4 and 5 years	7,822	42,032
Later than 5 years	23,289	6,361

Total	92,274	89,329

For the nine months ended September 30, 2022 and 2021, total cash outflows for leases amounted to $11,332 and $4,460, respectively.

As a lessor, revenue recognized from operating leases are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Vehicle leasing revenue	4,559	2,001	12,493	2,155

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. In a few cases such vehicles are not paid upfront. As of September 30, 2022, expected future undiscounted lease payments to be received in those cases amounts to $297. All of which will be earned within 12 months. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2022	124,764
Additions	22,749
Reclassification to inventory	(43,007)
Effect of foreign currency exchange rate differences	(6,298)

Balance as of September 30, 2022	98,208

Accumulated depreciation
Balance as of January 1, 2022	(4,138)
Depreciation expense	(7,865)
Reclassification to inventory	2,536
Effect of foreign currency exchange rate differences	232

Balance as of September 30, 2022	(9,235)

Carrying amount as of September 30, 2022	88,973

Note 4 - Net income (loss) per share

The following table presents the computation of basic and diluted net income (loss) per share for the three and nine months ended September 30, 2022 and 2021:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	Class A and B Common	Class A and B Common	Class A and B Common	Class A and B Common
Numerator:
Net income (loss) attributable to common shareholders	299,387	(302,448)	(203,347)	(670,668)
Denominator:
Weighted-average number of common shares outstanding
Basic	2,109,199,199	232,404,595	913,056,665	228,309,237
Diluted	2,109,587,244	232,404,595	913,056,665	228,309,237
Net income (loss) per share (in ones):
Basic	0.14	(1.30)	(0.22)	(2.94)
Diluted	0.14	(1.30)	(0.22)	(2.94)

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The following table presents shares that were not included in the calculation of diluted earnings per share as of three and nine months ended, September 30, 2022 and 2021, as the shares would be antidilutive:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Earn-out Shares	158,177,609	—	158,177,609	—
Class C-1 Shares	15,999,965	—	15,999,965	—
Class C-2 Shares	9,000,000	—	9,000,000	—
PSUs	858,821	—	858,821	—
RSUs	—	—	629,303	—
Free share plan	334,990	—	334,990	—
Marketing services agreement	—	—	156,250	—
Convertible Notes	—	4,306,466	—	4,306,466

Total antidilutive shares	184,371,385	4,306,466	185,156,938	4,306,466

Refer to Note 6 - Equity for more details on the rights of Class A and B common shareholders.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5 - Intangible assets and goodwill

The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

Intangible assets, goodwill and trademarks
Intangible assets	1,254,210
Goodwill and trademarks	45,667

Balance as of September 30, 2022	1,299,877

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2022	151,884	1,267	1,541,855	1,695,006
Additions[1]	73,688	—	201,699	275,387
Replacement cost development project	(9,565)	—	—	(9,565)
Effect of foreign currency exchange rate differences	(35,450)	(211)	(274,703)	(310,364)

Balance as of September 30, 2022	180,557	1,056	1,468,851	1,650,464

Accumulated amortization and impairment
Balance as of January 1, 2022	(15,659)	(283)	(366,637)	(382,579)
Amortization expense	(1,372)	(111)	(83,768)	(85,251)
Effect of foreign currency exchange rate differences	2,987	59	68,530	71,576

Balance as of September 30, 2022	(14,044)	(335)	(381,875)	(396,254)

Carrying amount as of September 30, 2022	166,513	721	1,086,976	1,254,210

1

– Of $275,387 in additions for the nine months ended September 30, 2022, $198,994 has been settled in cash. These $198,994 are included in the $642,846 in the cash-flow statement in cash from investing activities related to additions to intangible assets, while $443,852 is settled in cash in 2022 but added as investments through Trade payables - related parties in prior years.

Additions to internally developed IP are primarily related to the Polestar Precept concept car and various other internal programs, such as model year changes, for the nine months ended September 30, 2022. Additions of acquired IP during the nine months ended September 30, 2022 were related to acquisitions of the Polestar 2 (“PS2”) and Polestar 3 (“PS3”) IP from Volvo Cars. Polestar also acquired IP related to the Polestar 4 (“PS4”) from Geely. Refer to Note 8 - Related party transactions for further details.

Changes to the carrying amount of goodwill and trademarks during the period were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

	Goodwill	Trademarks	Total
Balance as of January 1, 2022	53,282	2,647	55,929
Effect of foreign currency exchange rate differences	(9,776)	(486)	(10,262)

Balance as of September 30, 2022	43,506	2,161	45,667

Note 6 - Equity

Between January 1, 2022, and prior to the Closing of the merger with GGI, there were no events impacting the Group’s equity other than the issuance of 50,000 British Pound Sterling (“GBP”) Redeemable Preferred Shares in ListCo with a par value of GBP 1.00, equivalent to $65, to the Former Parent. This issuance was part of ListCo’s incorporation in the United Kingdom as a subsidiary of the Former Parent in preparation for the Closing of the merger with GGI. The issuance was included in Other contributed capital within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 1 - Significant accounting policies and judgements for the list of events impacting equity upon the Closing of the merger with GGI. The following instruments of ListCo were issued and outstanding as of September 30, 2022:

•	467,144,972 Class A Shares with a par value of $0.01, of which 241,264,235 were owned by related parties;

•	1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•	15,999,965 Class C-1 Shares with a par value of $0.10;

•	9,000,000 Class C-2 Shares with a par value of $0.10; and

•	50,000 Redeemable Preferred Shares with a par value of GBP 1.00.

Holders of Class A Shares in ListCo are entitled to one vote per share and holders of Class B Shares in ListCo are entitled to ten votes per share. Holders of Class C Shares in ListCo are entitled to one vote per share for certain matters, but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in ListCo. Additionally, holders of GBP Redeemable Preferred Shares in ListCo have no voting rights. Any dividends or other distributions paid by ListCo shall be issued to holders of outstanding Class A Shares and Class B Shares in ListCo. Holders of Class C Shares and GBP Redeemable Preferred Shares in ListCo are not entitled to participate in any dividends or other distributions. Refer to Note 9 - Reverse recapitalization for additional information on the Class C Shares.

Changes to the number of Class A Shares and Class B Shares in ListCo issued and outstanding during the period were as follows:

	Class A	Class B
Balance as of January 1, 2022	197,026,729	35,377,866
Issuance during the period	—	—
Conversion from Class A to Class B	—	—

Balance as of June 23, 2022	197,026,729	35,377,866

Issuance during the period	172,267,623	—

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Removal of Polestar Automotive Holding Limited from the Group
Conversion from Class A to Class B	(197,026,729)	1,642,233,575
Conversion from Class B to Class A	294,877,349	(35,377,866)

Balance as of September 30, 2022	467,144,972	1,642,233,575

As of September 30, 2022, there were an additional 4,532,855,028 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.

Note 7 - Liabilities to credit institutions

The carrying amount of Polestar Group’s liabilities to credit institutions as of September 30, 2022 and December 31, 2021 are as follows:

Liabilities to credit institutions	As of September 30, 2022	As of December 31, 2021
Working capital loans from banks	1,143,011	609,209
Floorplan facilities	18,759	18,664
Sale-leaseback facilities	14,812	14,465

Balance as of September 30, 2022	1,176,582	642,338

The Group has the following working capital loans outstanding as of September 30, 2022:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	TUSD
EUR	February 2022 - February 2023	Secured[4]	3-month EURIBOR[5] plus 2.1% and an arrangement fee of 0.15%	344,894	337,065
CNY	June 2022 - June 2023	Unsecured	12-month LPR[1] plus 1.25%, settled monthly	500,000	70,290
CNY	August 2022 - August 2023	Unsecured	12-month LPR plus 0.05%, settled quarterly	716,000	100,656
USD	August 2022 - August 2023	Unsecured	3-month LPR plus 2.3%, settled quarterly	147,000	147,000
USD	September 2022 - September 2023	Unsecured	3-month LPR plus 2.3%, settled quarterly	255,000	255,000
USD	September 2022 - September 2023	Secured[2]	4.48% per annum	133,000	133,000
USD	September 2022 - September 2023	Unsecured	3-month SOFR[3] plus 2.4%, settled quarterly	100,000	100,000
Total					1,143,011

1	- People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR”).
2	- Secured by a related party, including a subsidiary guarantee from Polestar Shanghai as well as letters of keep well from the two major shareholders.
3	- Secured Overnight Financing Rate (“SOFR”).
4

- New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

5 - Euro Interbank Offered Rate (“EURIBOR”).

Floorplan and related party facilities

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of September 30, 2022 and December 31, 2021, the aggregate amount outstanding under these arrangements to external credit institutions was $18,759 and $18,664, respectively. The aggregated amount outstanding as of September 30, 2022 and December 31, 2021 to related parties amounted to $8,986 and $13,789, respectively. The Group maintains a working capital loan with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 8 - Related party transactions for further details.

Sale-leaseback facilities

Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the lease-back period, Polestar is obligated to re-purchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of September 30, 2022 and December 31, 2021, $14,812 and $14,465 of this financing obligation was outstanding, respectively, and had accrued interest of $376 and $1,679, respectively.

Since the contracts identified above are short-term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Note 8 - Related party transactions

For a detailed description of the Group’s related parties, refer to Note 23 - Related party transactions of the Consolidated Financial Statements, as of, and for the year ended, December 31, 2021 that were included in the Form 20-F filed with the SEC on June 29, 2022. There are no changes to the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

As of September 30, 2022, the Group has related party agreements in the following functions:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Product development

The agreements in place to support the Group’s product development includes license and intellectual property, patents, R&D services, design, and technology agreements with Volvo Cars and Geely. The Group owns its developed Polestar Unique technology, which was created using purchased R&D, design services, and licenses to critical common technology from Volvo Cars.

Procurement

The Group has entered into Service Agreements with Volvo Cars regarding the procurement of direct (production related) materials, whereas the joint sourcing of direct material for the Group and Volvo Cars has allowed both companies to leverage economies of scale.

Manufacturing

The Group purchases contract manufacturing services, manufacturing and logistics engineering services, and entered into tool sharing agreements with related parties.

In December 2021, Polestar Group entered into agreements with Geely to acquire technology and related services leveraged in the development of the PS4. Under these agreements, Geely will perform development services in pursuit of achieving project milestones through 2025 for which the Group will make certain milestone payments to Geely. The agreements also obligate Polestar to make certain royalty payments per vehicle sold once the PS4 reaches commercialization.

Polestar also entered into a unique vendor tooling agreement and a unique in-house tooling and equipment agreement for the PS4. These agreements were entered into as part of Polestar’s and Geely’s intent to enter into a more detailed agreement related to manufacturing original equipment manufacturer (“OEM”) services for the PS4 prior to the commencement of production.

In 2021, production of the PS2 was commenced at the Geely owned Luqiao plant through contract manufacturing agreements. In the second half of 2021, ownership transferred to Volvo Cars and the plant was renamed to Taizhou.

Manufacturing engineering includes activities related to the development of the production process (i.e., deciding which manufacturing equipment should be utilized and where equipment should be situated to ensure an efficient production process). The Group outsourced the manufacturing engineering for the production process of the PS1, PS2 and PS3 to Volvo Cars.

Activities related to logistics engineering (i.e., activities related to the determination of how different components are delivered to the production sites) were outsourced to Volvo Cars for the PS1, PS2, and PS3.

Tool sharing occurs when the Group purchases production tools, together with Volvo Cars, to obtain synergies from utilizing the same tools.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Polestar enters into machinery and equipment lease arrangements with Geely and certain building lease agreements with Volvo Cars. Refer to Note 3 - Leases for more information on Polestar’s leasing arrangements.

Sales and distribution

Prior to entering the commercial space in the third quarter of 2020, the Group’s principal operations was related to the sale of R&D services to Volvo Cars and Geely, and the sale of software and performance engineering kits to Volvo Cars. In addition to these sales agreements, in 2020, the Group had agreements in place to begin selling commercial vehicles, prototype engines and carbon credits to Geely and Volvo Cars, respectively. Refer to Note 2 - Revenue for further discussion on revenue recognized in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). The Group leverages Volvo Cars sales and services network for go-to-market strategies and dealer support to assist with tasks, which include agreements related to distribution and outbound logistics, delivery of vehicles and other products and global customer service.

Information technology

While the Group has its own information technology (“IT”) department, Polestar operate in a shared IT environment with Volvo Cars and has service and software license agreements related to the support, maintenance and operation of IT processes associated with the Group. These IT services include resource planning systems, operations, infrastructure, networking, communications, collaboration, integration and application hosting.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Other support

The Group has various other related party agreements in place with Volvo Cars. These are primarily service agreements that relate to support for corporate or back-office functions, including legal entity accounting. Additionally, the Group has service agreements in place with Volvo Cars over the inbound and outbound logistics, as well as customs handling.

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars and subsequently borrowed $13,789 of the line, which has a maturity of one year. As of September 30, 2022, $8,986 of this financing arrangement remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 7 - Liabilities to credit institutions for further details.

Convertible notes

Of the $35,231 in convertible notes issued on July 28, 2021, $9,531 was related to Geely. Upon the Closing of the merger with GGI, the Notes held by Geely were automatically converted to 1,165,041 shares of Class A Shares in ListCo. Refer to Note 1 - Significant accounting policies and judgements and Note 6 - Equity for further details.

Sale of goods, services and other

Revenue from related parties relates to the product development and sales and distribution agreements discussed above. These transactions are comprised of sales of products and related goods and services, sales of software and performance engineered kits, sales of carbon credits and sales of prototype engines. The total revenue recognized for each related party is shown in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Volvo Cars	10,365	12,626	54,817	40,977
Volvofinans Bank AB	7,092	8,047	46,207	29,287
Geely	—	559	—	700

Total	17,457	21,232	101,024	70,964

For the three months ended September 30, 2022 and 2021, revenue from related parties amounted to $17,457 (4.01%) and $21,232 (9.97%) of total revenue, respectively. For the nine months ended September 30, 2022 and 2021, revenue from related parties was $101,024 (6.84%) and $70,964 (9.49%) of total revenue, respectively.

Purchases of goods, services and other

Purchases from related parties include agreements related to product development, procurement, manufacturing, IT and other support (specifically, inbound and outbound logistics) agreements discussed above. These agreements include work in progress and finished goods. Inventory cost of the Group is comprised of all costs of purchase, production charges and other expenditures incurred in bringing the inventory to its present location and condition.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Additionally, purchases from related parties include administrative costs associated with service agreements with Volvo Cars that relate to corporate or back-office functions. IT service and software related agreements are also included in administrative costs.

The total purchases of goods, services and other for each related party is shown in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Volvo Cars	732,708	22,663	1,485,201	271,647
Volvofinans Bank AB	109	363	443	369
Geely	86,620	423,215	193,482	739,960

Total	819,437	446,241	1,679,126	1,011,976

Cost of R&D and intellectual property

Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of September 30, 2022 was $1,086,976, of which acquisitions attributable to 2022 were $201,699. As of December 31, 2021, the recognized asset associated with these agreements was $1,175,218 and acquisitions attributable to 2021 were $349,876.

Amounts due to related parties

Amounts due to related parties include transactions from agreements associated with purchases of intangible assets, sales and distribution, procurement, manufacturing and other support with Volvo Cars and Geely.

Trade payables - related parties, accrued expenses, and other current liabilities to related parties	As of September 30, 2022	As of December 31, 2021
Volvo Cars	1,018,148	1,507,308
Geely	38,639	235,622
Volvofinans Bank AB	—	504

Total	1,056,787	1,743,434

Amounts due from related parties

Amounts due from related parties include transactions related to product development and sales and distribution agreements discussed above.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Trade receivables - related parties and accrued income - related parties	As of September 30, 2022	As of December 31, 2021
Volvo Cars	117,036	15,457
Geely	1,614	4,025
Volvofinans Bank AB	2,059	309

Total	120,709	19,791

The Group’s interest expense on related party trade payables for amounts past due is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Interest expense on related party trade payables	3,994	15,277	28,269	18,129

Note 9 - Reverse recapitalization

As previously outlined in Note 1 - Significant accounting policies and judgements, Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements. Under this type of transaction structure, Polestar Group is the accounting acquirer and accounting predecessor while GGI is treated as the acquired entity for financial reporting purposes. The Group was deemed to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	Shareholders of the Former Parent retained the largest voting interest in the Group with over 99% of the voting interests;

•	the Board of Directors of the Group comprises four members nominated by the Former Parent, as compared to one member nominated by certain investors in GGI;

•	the Former Parent has the ability to appoint the remaining members of the Board as deemed necessary;

•	the Former Parent’s senior management is the senior management of the Group;

•	the Former Parent’s operations comprise substantially all of the ongoing operations of the Group following the merger with GGI; and

•	the Group was the larger entity by substantive operations and employee base while GGI lacked operating activities and maintained net assets principally comprised of cash.

Therefore, GGI did not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”), and the merger with GGI was instead accounted for within the scope of IFRS 2, Share-based payment (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. Under IFRS 2, the Group recorded a one-time share-based expense of $372,318 at the Closing of the BCA that was calculated based on the excess of the fair value of the Group issued to public investors via Class A Shares in ListCo utilizing the publicly traded share price at the Closing of $11.23 over the fair value of the identifiable net assets of GGI that were acquired. The amount of GGI’s identifiable net assets of acquired at Closing, were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Cash and cash equivalents	579,146
Prepaid assets	6,050
Public warrant liability	(40,320)
Private warrant liability	(22,770)

Total GGI identifiable net assets at fair value	522,106

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The net assets of GGI are stated at fair value, with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

Fair value of Polestar*	22,183,823
Equity interest in Polestar issued to GGI shareholders	5.1%
Equity interest in Polestar issued to Former Parent shareholders	94.9%
Deemed cost of shares issued by Polestar*	1,131,375
GGI identifiable net assets at fair value	522,106
Sponsor and third-party PIPE Cash	236,951

IFRS 2 Listing Expense	372,318

*	The deemed cost of the shares issued by Polestar was estimated based on the fair value of Polestar at Closing, less an adjustment in respect to the fair value of the earn out rights (discussed below).

Class C Shares

On the Closing of the BCA, Public Warrants and Private Warrants in GGI that were issued and are outstanding immediately prior to the Closing were exchanged for Class C-1 Shares and Class C-2 Shares in ListCo. Class C-1 Shares have the following terms:

•

Each whole Class C-1 Share entitles the holder to purchase one Class A Share in ListCo at an exercise price of $11.50, subject to adjustments for split-ups and dividends. The Class C-1 Shares may also be exercised on a cashless basis by the holder

•	Each whole Class C-1 Share is exercisable 30 days after the Closing of the BCA and expires on the earlier of:

•	June 23, 2027,

•	the date the Class C-1 Shares are redeemed by the Group, or

•	the liquidation of the Group.

•

The Group may (1) redeem the outstanding whole Class C-1 Shares at a price of $0.01 per Class C-1 Share or (2) convert the outstanding whole Class C-1 Shares in Class A Shares in ListCo on a cashless basis any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of the Class A Shares in ListCo equals or exceeds $18 per share (as adjusted for split-ups, dividends, and the like) on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which redemption notice is given.

•	The Group may require the conversion of all of the outstanding Class C-1 Shares into Class A Shares in ListCo on a cashless basis beginning on October 24, 2022, provided:

•

that the last reported price of the Class A Shares in ListCo was at least $10.00 per share (as adjusted for split-ups, dividends, and the like) on the trading day prior to the date on which redemption notice is given,

•	the Class C-2 Shares are converted on the same basis as the outstanding Class C-1 Shares, and

•

there is an effective registration statement covering the Class A Shares in ListCo arising upon conversion of the Class C Shares is available for 30 days prior to the date the Class C-1 Shares are redeemed by the Group.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

•

The Class C-1 Shares may be exercised, on a cash or cashless basis at any time after a notice of redemption shall have been given by the Group and prior to the date the Class C-1 Shares are redeemed by the Group.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

The Class C-2 Shares are identical to the Class C-1 Shares, except that the Class C-2 Shares:

•	are not redeemable by the Group as long as they are held by certain GGI investors and their permitted transferees;

•	automatically convert to Class C-1 Shares if they are transferred to individuals other than certain GGI investors and their permitted transferees;

•	may be converted to Class C-1 Shares at any time by the holder upon notification to the Group; and

•	are exercisable on a cashless basis by the holder.

The Group applied the provisions of IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), in accounting for the Class C Shares. Under IAS 32 and IFRS 9, the Class C Shares failed to meet the definition of equity because they could result in the issuance of a variable number of Class A Shares in ListCo in the case of a cashless basis exercise. Additionally, in the case of a redemption or conversion, the Group would be required to either pay cash or issue a variable number of shares to the holders of the Class C Shares. Instead, the Class C Shares meet the definition of derivative liabilities that are carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss at each reporting date.

As of September 30, 2022
Class C-1 Shares	17,600
Class C-2 Shares	9,900

Total Class C Shares	27,500

The Class C-1 Shares are publicly traded on the Nasdaq (i.e., Level 1 input) and the closing share price of the GGI Public Warrants on June 23, 2022 was used to measure their fair value upon initial recognition, at which time the Class C-1 Shares had a fair value of $40,320. On September 30, 2022, the fair value of the Class C-1 Shares was remeasured at $17,600, for a total gain related to the change in fair value of $22,720.

Class C-1 Shares
As of January 1, 2022	—
Class C-1 Shares issued	40,320
Change in fair value measurement	(22,720)

As of September 30, 2022	17,600

The Class C-2 Shares had a fair value as of June 23, 2022, of $22,770. On September 30, 2022, the fair value of the Class C-2 Shares was remeasured at $9,900, for a total gain related to the change in fair value of $12,870. The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Class C-2 Shares
As of January 1, 2022	—
Class C-2 Shares issued	22,770
Change in fair value measurement	(12,870)

As of September 30, 2022	9,900

The fair value change for Class C Shares are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Fair value change - Class C-1 Shares	8,960	—	22,720	—
Fair value change - Class C-2 Shares	5,099	—	12,870	—

Fair value change - Class C Shares	14,059	—	35,590	—

Earn-out rights

On the Closing of the BCA, the Former Parent (or the shareholders of the Former Parent if the Former Parent is dissolved or liquidated) was issued a contingent right to receive earn outs of up to 24,078,638 Class A Shares and 134,098,971 Class B Shares in ListCo, issuable in five tranches that each comprise 4,815,728 Class A Shares and 26,819,794 Class B Shares in ListCo. Each tranche is issuable once the daily volume weighted average price of Class A Shares in ListCo meets specific price hurdles for 20 trading days out of any 30 day trading period beginning after December 23, 2022 and ending on December 23, 2028. The daily volume weighted average price of Class A Shares in ListCo that is required to trigger each tranche is as follows:

•	Tranche 1 — $13 per share

•	Tranche 2 — $15.50 per share

•	Tranche 3 — $18 per share

•	Tranche 4 — $20.50 per share

•	Tranche 5 — $23 per share

If the daily volume weighted average price of Class A Shares in ListCo triggers a higher price tranche prior to triggering a lower price tranche, all tranches below the tranche triggered are also triggered for (e.g., if tranche 5 is triggered, tranches 1 through 4 are also triggered). Additionally, in the event there is a change of control of the Group, i.e., greater than 50%, all five tranches are automatically triggered for issuance. The Former Parent’s contingent right to the earn out tranches that are not triggered for issuance by December 23, 2028 will expire immediately.

The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the contingent earn out rights of the Former Parent. Under IAS 32 and IFRS 9, the contingent earn out right failed to meet the definition of equity because it could result in the issuance of a variable number of Class A Shares and Class B Shares in ListCo and the triggering events are subject to price hurdles (i.e., a market condition) that are outside of the control of the Group. Instead, it meets definition of a derivative liability that is carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Income and Comprehensive Income (Loss) at each reporting date. However, since it provides value to owners of the Former Parent effectively in the form of a pro rata dividend, the fair value at the Closing of the BCA was charged to Accumulated deficit.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

At the Closing of the BCA, the fair value of the contingent earn out rights was approximately $1,500,638. The financial liability was remeasured on September 30, 2022 at $534,970, resulting in a total gain related to the change in fair value of $965,668. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn out.

Earn out rights
As of January 1, 2022	—
Earn-out rights issued	1,500,638
Change in fair value measurement	(965,668)

As of September 30, 2022	534,970

The fair value change of earn-out rights are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Fair value change - Earn-out rights	546,961	—	965,668	—

Volvo Cars Preference Subscription Shares

At the Closing of the BCA and pursuant to the Volvo Cars Preference Subscription Agreement, Volvo Cars agreed to subscribe for Preference Shares in ListCo in exchange for a cash payment of $588,826. The cash proceeds were used to pay down outstanding payables owed to VCC. Each Preference Share in ListCo automatically converts into Class A Shares in ListCo at a conversion price of $10 per share thereafter. The Group applied the provisions of IAS 32 and IFRS 9 in accounting for the Volvo Cars Preference Subscription Shares. Under IAS 32, the preference shares did not meet the definition of a financial liability but instead represent a fixed residual interest in ListCo (i.e., Class A shares). As such, the initial carrying value of the Volvo Cars Preference Subscription Shares was equity classified and accounted for as capital contribution from Volvo Cars.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10 - Financial instruments

The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	September 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets measured at FVTPL
Marketable securities		—	—	—	1,258	—	—	1,258
Other investments	—	—	2,185	2,185	—	—	—	—

Total assets	—	—	2,185	2,185	1,258	—	—	1,258

Liabilities measured at FVTPL
Earn out rights	—	—	534,970	534,970	—	—	—	—
Class C-1 Shares	17,600	—	—	17,600	—	—	—	—
Class C-2 Shares	—	9,900	—	9,900	—	—	—	—

Total liabilities	17,600	9,900	534,970	562,470	—	—	—	—

During the nine months ended September 30, 2022, Polestar made a $2,480 investment in the fast charging innovator, StoreDot. This investment is presented in Other investments in the Unaudited Condensed Consolidated Statement of Financial Position and is valued at $2,185 as of September 30, 2022. Refer to Note 1 - Significant accounting policies and judgements and Note 9 - Reverse recapitalization for more detail on the financial liabilities related to the Class C-2 Shares and the Former Parent’s earn-out rights.

Note 11 - Share-based payments

As noted in Note 1 - Significant accounting policies and judgements, Polestar granted shares to employees under the Omnibus Plans as part of the Group’s employee compensation. Under the Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan

The following table illustrates share activity as of September 30, 2022:

	Number of PSUs	Number of RSUs	Number of free shares	Total
Outstanding as of January 1, 2022	—	—	—	—
Granted	858,821	629,303	334,990	1,823,114
Vested	—	—	—	—
Cancelled	—	—	—	—

Outstanding as of September 30, 2022	858,821	629,303	334,990	1,823,114

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

At-listing plan

All executives and other key management members are eligible to receive RSUs under this plan. RSUs were granted on September 9, 2022 with the vestment commencement date of June 24, 2022; 33% of the RSUs vested on October 3, 2022 and the remaining RSU’s will vest in two installments, with 33% of the awards vesting on June 24, 2023, and the remaining 34% of awards vesting on June 24, 2024. In order for the RSUs to vest, the employee must remain employed with Polestar at each vesting date.

The total number of RSUs granted was 517,220, with a fair value of $3,476 as of the grant date. There were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.

Post-listing plan

Under this plan, the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”), collectively referred to as the Executive Management Team is eligible to receive PSUs and other key management members are eligible to receive RSUs and PSUs. Awards were granted on September 9, 2022. The Post-listing plan has a three-year cliff vesting period, where the first vesting date is October 3, 2022 with a final vesting date of June 24, 2025. The vesting commencement date for the Post-listing plan is June 24, 2022. In order for the participants to receive the awards, they must remain employees at Polestar throughout the three year vesting period, and achieve certain market and non-market performance-based targets:

Market condition

a) 25% Value Creation – The target is equal to positive relative market value development compared to a specified peer group. This is measured by Relative Total Shareholder Return (“rTSR”) which captures share price change (of a single share) and dividend reinvestment. Relative rTSR is a metric that will be externally measured.

Non-market conditions

a) 25% Cash flow – The target is equal to unleveraged free cash flow forecast accumulated from 2022 – 2024.

b) 20% ESG – The target is equal to Polestar’s total yearly greenhouse gas emissions divided by the number of cars sold for the applicable year. The greenhouse gas emissions are calculated every year according to Greenhouse gas protocol reporting standards. Polestar includes Scope 1, 2 and 3 emissions. The results and methodology are reported in the annual sustainability report.

c) 30% Operational milestones – The target is the fulfillment of operational milestones driving growth and stand-alone capabilities.

The total number of RSUs granted was 112,083, with a fair value of $753 as of the grant date. The total number of PSUs granted was 858,821, with a fair value of $6,031 as of the grant date. There were no changes to the number of shares granted during the period due to leavers or any vesting/non-vesting conditions.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Free share plan

All permanent employees hired no later than December 31, 2021 who remained employed were granted free shares on September 30, 2022. The awards vested on October 3, 2022 and are subject to a one-year holding period. The total number of Free Shares granted was 334,990, with a fair value of $1,715 as of the grant date. The fair value was determined using the market value of the shares listed on the NASDAQ.

Marketing consulting services agreement

On March 24, 2022, Polestar granted an equity settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 shares vested on the date the Registration Statement became effective. The remaining 250,000 shares vest in eight, equal, quarterly installments with a final vesting date of November 1, 2023. For the period ended September 30, 2022, 343,750 Class A Shares with a fair value of $4,693 vested under the marketing consulting services agreement.

Total share-based compensation expense for three and nine months ended September 30, 2022 and 2021 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Selling, general and administrative expense	2,434	0	6,776	0
Research and development expense	122	0	122	0

Total	2,556	—	6,898	—

Note 12 - Commitments and contingencies

Commitments

As of September 30, 2022, commitments to acquire PPE and intangible assets were $192,238 and $323,704, respectively. As of December 31, 2021, commitments to acquire PPE and intangible assets were $235,573 and $501,207, respectively. These commitments are contractual obligations to invest in PPE and intangible assets for the production of upcoming vehicle models PS3 and PS4. For the production of PS5, agreements are yet to be signed that define the upcoming investment commitments in Geely’s Chongqing plant.

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 13 - Subsequent events

Management has evaluated events subsequent to September 30, 2022 and through November 11, 2022, the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to September 30, 2022 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On October 12, 2022, Polestar officially revealed its first SUV, Polestar 3, at a launch even in Copenhagen, Denmark. Interested customers in all initial launch markets, North America, Europe and China, were able to place online orders from October 12, 2022. Production of the vehicle is expected to begin from mid-2023, with first deliveries expected in the fourth quarter of 2023. Production is planned to begin in Volvo Cars’ facility in Chengdu, China. Additional manufacturing at Volvo Cars’ Charlston facility, South Carolina, United States, is expected to follow towards the middle of 2024. The contract manufacturing agreements for the Polestar 3 are yet to be signed with Volvo Cars.

On November 3, 2022, Polestar entered into an 18-month credit facility with one of its major shareholders, Volvo Cars, allowing multiple drawings for up to an aggregated principal amount of $800,000. Under this agreement, Volvo Cars maintains an equity conversion option that is contingent upon a future equity raise by Polestar.